Exhibit 99.1

Sinovac Files 2014 Annual Report on Form 20-F

BEIJING, April 29, 2015 -- Sinovac Biotech Ltd. (Nasdaq: SVA), a leading provider of biopharmaceutical products in China that focuses on the research, development, manufacturing and commercialization of vaccines, announced today that it has filed its 2014 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission for the year ended December 31, 2014 on April 29, 2015. The Annual Report on Form 20-F is now available on the Company's website under SEC Filing in the Investor Relations section.

The Company will provide a hard copy of its complete audited financial statements to its shareholders upon request, free of charge. Requests for a hard copy of the 2014 Annual Report can be made through the Contact IR page in the Investor Relations section of the Company's website by submitting complete mailing details on the request form.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing, and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), mumps and canine rabies. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. Sinovac has filed a new drug application with the China Food & Drug Administration for its proprietary enterovirus 71 vaccine, having been proven effective in preventing hand, foot and mouth disease in infants and children during its Phase III clinical trial. The Company is currently developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to Mexico, Mongolia, Nepal, and the Philippines, and was recently granted a license to commercialize its hepatitis A vaccine in Chile. For more information, please visit the Company's website at www.sinovac.com .

Contact

Sinovac Biotech Ltd.
Helen Yang / Chris Lee
Tel: +86-10-8279-9659 / 9696
Fax: +86-10-6296-6910
Email: ir@sinovac.com

ICR Inc.
Bill Zima
U.S: 1-646-308-1707
Email: william.zima@icrinc.com